UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): May 27, 2020

BRIX REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

3090 Bristol Street, Suite 550, Costa Mesa, CA 92626
(Full mailing address of principal executive offices)

(855) 742-4862

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Conference Call with Stockholders

BRIX REIT, Inc. (the “Company”) held a conference call with its stockholders on May 27, 2020 to provide additional information and answer stockholders’ questions regarding the recently determined estimated per share net asset value (“NAV”) of the Company’s common stock of $0.32. The determination of the estimated per share NAV by the Company’s board of directors is described in greater detail in the Company’s Current Report on Form 1-U which was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 22, 2020. A copy of the transcript of the May 27, 2020 conference call is attached hereto as Exhibit 15 and incorporated herein by reference. A replay of the conference call will also be posted to the Company’s website at www.brix-reit.com within 48 hours after the call.

Forward-Looking Statements

Certain statements contained in this Current Report on Form I-U, other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements include, but are not limited to, statements related to the Company's expectations regarding the performance of its business and the estimated per share NAV of the Company's common stock. Such statements are not intended to, nor shall they, serve as a guarantee of the Company's performance in future periods. These forward-looking statements can be identified by the use of words such as “believes,” “potential,” “may,” “will,” “should,” “intends,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company's Annual Report on Form 1-K for the year ended December 31, 2018 and the Company’s Offering Circular dated December 23, 2019 and related supplements, filed with the SEC. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Current Report on Form 1-U and in the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Actual events may cause the valuation and returns on the Company’s investments to be less than that used for purposes of the Company’s estimated per share NAV.

Exhibits

Exhibit No.	Description
15	Transcript of the May 27, 2020 Conference Call with BRIX REIT, Inc. Stockholders.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: May 27, 2020

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